Man Group plc
Interim Report 2004



ManGroup plc



"Man Financial is a clear winner in the Risk Magazine Energy and Commodity rankings 2004"

Man Group sales in the first half totalled an outstanding $7.7 billion





Man Group's strategy of exiting all its non-core businesses was completed with the sale of its Australasian sugar refining business



Man Group is proud to sponsor the Saracens Rugby Team





THE
Man
BOOKER
PRIZE
2004

The Man Booker Prize for Fiction 2004 was won by Alan Hollinghurst for his novel "The Line of Beauty". A wonderfully observed, effortless novel, it has been described as a "masterpiece"

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

Contents

Shareholder and Company Information is on the inside back cover

Financial Highlights
Half Year Business Summary

○ Fund sales in the six month period of $7.7 billion, including $4.3 billion institutional sales in RMF

○ Funds under management of $39.1 billion at 30 September 2004 (including $16.8 billion in RMF), up $0.6 billion from 31 March 2004

○ Recurring net management fee income[+] up 34% to $265 million

○ Brokerage profits[+] up 27% to $66 million

○ Diluted underlying earnings per share[^*] up 27% to 79 cents

○ Net performance fee income at $29 million, down from $55 million

○ Profit before tax on total operations up 21% to $318 million

○ Diluted earnings per share on total operations[*] up 16% to 74 cents

○ Dividend up 30% in US dollar terms to 24.0 cents

○ Continued development in the second half:
  − Man RMF Multi-Style Series 2 Ltd and Japanese and Australasian regional sales launches closed in October raising aggregate investor money of over $800 million
  − Funds under management at 31 October 2004 are over $40 billion
  − Brokerage continues to benefit from active markets in energy and metals

	Half year to 30 September 2004	Half year to 30 September 2003	Year to 31 March 2004
Funds under management	$39.1bn	$31.5bn	$38.5bn
Asset Management net management fee income[+]	$265m	$198m	$459m
Asset Management net performance fee income[+]	$29m	$55m	$236m
Brokerage[+]	$66m	$52m	$120m
Financial Services	$360m	$305m	$815m
Sugar Australia	$2m	$2m	$6m
Profit before tax, goodwill amortisation and exceptional items	$362m	$307m	$821m
Goodwill amortisation and exceptional items[#]	($44m)	($44m)	($106m)
Profit before tax[#]	$318m	$263m	$715m
Diluted earnings per share[*]			
Underlying[^]	79c	62c	141c
Total operations[#]	74c	64c	168c
Total operations before goodwill amortisation and exceptional items	86c	76c	198c
Dividends per share[~]	24.0c	18.4c	50.8c
		11.4p	30.0p
Post-tax return on equity (annualised)[#]	22.7%	26.6%	32.5%
Equity shareholders' funds[#]	$2,155m	$1,566m	$2,048m

[+] Before goodwill amortisation and exceptional items
[^] Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items)
[#] In accordance with UITF 38, which has been adopted in the current period, the comparative figures for the year ending 31 March 2004 have been restated as a result of derecognising the exceptional profit on sale of own shares held by the ESOP trusts. A further requirement of UITF 38 is to present own shares as a deduction from shareholders' funds, hence both fixed asset investments and shareholders' funds have been restated. Details of the full effect of the restatements are given in notes 1 and 17
[*] A reconciliation of earnings per share is shown in note 9
[~] Following the redenomination of ordinary share capital into US dollars, dividends will be declared in US dollars. Therefore, the US dollar equivalents of the dividends declared in sterling in the prior year have been disclosed

Half Year Review
to 30 September 2004

Group overview and strategy
The Man Group has continued to make good progress in the first half of the year, in particular, in terms of a record demand for our products. Group profit before tax, goodwill amortisation and exceptional items for the first half was up 18% to $362 million, reflecting a 34% increase in net management fee income and a 27% increase in Brokerage income. Net performance fee income at $29 million was about half of the level of the first six months of last year, reflecting the weaker first quarter performance at AHL. The Group's profit before tax on total operations was up 21% to $318 million. This strong progress has driven diluted underlying earnings per share up 27% to 79 cents (underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income – it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items). Diluted earnings per share on total operations grew to a lesser extent, up 16% to 74 cents for the first half, reflecting higher goodwill amortisation and the decrease in net performance fee income.

In Asset Management, funds under management were $39.1 billion at 30 September 2004, slightly up on the figure at the end of March. Although sales in the first half were a record $7.7 billion, the maturity of a major legacy account at RMF totalling $3.1 billion restrained growth in total assets. As a result, institutional funds under management as a proportion of total funds under management decreased slightly in the first half. However, the maturity of this low margin legacy product has allowed RMF to recycle and improve the pricing of high quality underlying capacity. Sales of $3.2 billion in our higher margin private investor products, partially offset by some negative investment performance, resulted in private investor funds under management increasing by $0.9 billion in the first half.

Private investor sales are underpinned by a growing distribution network for private investor business, and we now have 1,782 active intermediaries globally, up 8% since 31 March 2004. These additions include a number of well-established international financial institutions. We are also continuing to develop regional distribution partnerships, with a Japanese institution and Close Man in the UK being two important recent additions. In the US, the market remains slow pending the outcome of new regulations, which will be finalised later this year and are scheduled to go into effect early next year.

As well as developing our own wholly owned investment managers, we have continued to make significant progress in building relationships with high quality new managers across a range of complementary investment styles. At 30 September 2004, Man Global Strategies had agreements in place with 39 affiliated managers, a net increase of seven since 31 March 2004. In addition, RMF maintains an "incubator" of hedge funds with a separate team focusing on this area. To date it has seeded 10 managers. As well as providing additional investment management capacity, these initiatives allow us to offer multi-strategy products through allocations to both internal and affiliated managers across a range of styles. To accommodate continued strong asset raising, our strategy is also to invest in selected high capacity established managers with solid track records. The most recent example of this is BlueCrest which now manages funds of around $5 billion.

In Brokerage, the continued strong profitability reflects further organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This result also reflects the continued development of matched principal business and further successful recruitment of producer teams, allowing the business to leverage off the existing infrastructure and client base.

On 5 August 2004, Man successfully completed the sale of its share of the Australian and New Zealand sugar refining joint ventures to CSR Ltd for $40 million. This sale completes Man Group's strategy of exiting all its agricultural products businesses.

Share redenomination, dividend and share repurchase activities
As anticipated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004, to reflect the fact that the majority of the Group's revenue streams, assets and liabilities are denominated in US dollars. It was also proposed to redenominate the ordinary share capital of Man Group plc to bring it into line with its functional currency and the functional currency of its main operating subsidiaries. Following approval of shareholders at the Annual General Meeting on 7 July 2004, this redenomination into US dollars became effective on 29 July 2004. The US dollar ordinary shares continue to be quoted on the London Stock Exchange (and settled) in sterling. The Group will declare its dividends in US dollars but will continue to pay the dividends in sterling, except where private overseas shareholders have

elected to receive dividends via the Transcontinental Automated Payments Service (TAPS).

Given the Group's good performance in the first half, the Board's confidence for the full year and our strong financial condition, the interim dividend has been increased to 24.0 cents, which represents a 30% increase over the US dollar equivalent of the dividend in the prior first half of 18.4 cents. The dividend will be payable on 16 December 2004 to shareholders on the register at the close of business on 12 November 2004 with the shares quoted ex-dividend from 10 November 2004. This dividend will be paid in sterling, at an exchange rate fixed after normal business hours on 3 November 2004. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00 pm on 25 November 2004. 2,658,000 shares were repurchased in the first half at an average cost of £12.72 per share, in accordance with the Group's policy of applying post-tax performance fees over time in the repurchasing and cancellation of own shares. In addition, Man set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during its close period which

commenced on 1 October 2004 and ended on 3 November 2004 with acquisitions effected within certain pre-set parameters. 560,000 shares were purchased under this programme at an average cost of £12.80 per share.

Financial summary
Asset Management
Asset Management increased pre-tax profits, before goodwill amortisation, for the first half by 16% to $294 million. Recurring net management fee income for the first half increased 34% to $265 million as a result of growth in funds under management. Performance fees have been earned by several managers, including RMF and Glenwood, although net performance fee income at $29 million, was about half of the level of the first six months of last year, reflecting the weaker first quarter performance at AHL.

The chart breaks out the components of the development of funds under management in the first half. The key feature continues to be the strong level of sales. 11 new private investor fund products were launched during the half year. The increase in funds under management in the half year from Man's two global launches (Man RMF Multi-Style Series 1 and Man Global Strategies Diversified Series 2) was $1.8 billion. Joint venture sales (including OM-IP 140/150 Plus and Close Man Hedge fund) accounted for $0.6 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $0.8 billion and institutional sales $4.5 billion. At 30 September 2004, the split between private investor and institutional funds under management was $22.4 billion (31 March 2004: $21.5 billion) and $16.7 billion (31 March 2004: $17.0 billion) respectively.

Maturities of $3.1 billion relate to a series of agreements that RMF had with a major institution that matured at the end of June. Of this, $0.6 billion has been rolled into a new product for the institution and another $1.8 billion has been re-packaged into new products and sold to other institutions

Funds under management ($ billion)



Performance records	6 months to 30 September 2004 (not annualised)	12 months to 30 September 2004	3 years to 30 September 2004 (annualised)	5 years to 30 September 2004 (annualised)
AHL Diversified Programme[1]	−12.2%	−3.7%	5.1%	12.5%
Man Global Strategies [2]	−7.8%	−1.9%	3.4%	9.3%[2]
Man−Glenwood [3]	−2.0%	0.5%	1.1%	5.6%
RMF [4]	−3.1%	3.3%	5.8%	7.5%
HFRI Fund of Funds Composite Index	−1.2%	5.7%	5.6%	6.9%
S&P 500	−0.2%	13.9%	4.0%	-1.3%
FTSE 100	6.0%	15.5%	1.0%	-2.6%

Source: Man database, Standard & Poor's Micropal and Hedge Fund Research Inc.
[1] AHL Diversified: represented by Athena Guaranteed Futures Limited
[2] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited. Inception July 2000, so five year track record is only from date of inception
[3] Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
[4] RMF: represented by RMF Absolute Return Strategies I, with dividends reinvested
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

− these amounts have been included in the figures shown above within sales.

Investment movement in the first half was a negative $2.2 billion. AHL saw negative returns in the three months to June from most sectors, particularly currencies and metals, although this was partially offset by gains in energy and bonds thereafter. In Man Global Strategies, performance was also down with diversified multi-manager products, such as Man Multi-Strategy Guaranteed Limited, generating a negative return of 7.8%.

Our fund of funds managers, Glenwood and RMF, target more modest returns but with a lower associated volatility. Both Glenwood and RMF recorded a small fall in the first half approximately in line with broad fund of funds indices. Glenwood was held back by equity-based strategies due to weakness in certain sectors of the equity markets and by relative value, principally convertible bond arbitrageurs, with most styles being relatively flat. RMF, as represented by diversified multi-manager products such as RMF Absolute Return Strategies I, slightly underperformed the fund of funds index due to its higher exposure to the managed futures sector.

Redemption levels in private investor products in the first half were at the bottom of the 12-18% range that we have typically experienced over the long term. Institutional redemption levels were $0.9 billion for the first half, with the majority arising at RMF and the remainder at Glenwood.

Brokerage
Brokerage had a strong first half with pre-tax profits, before goodwill amortisation and exceptional items, of $66 million, an increase of 27% over the first half of last year. This reflects continued growth in the high margin execution and matched principal areas where we have achieved significant organic growth through the aggressive recruitment of producer teams and the leveraging of the existing client base. This growth has also benefited from our diversified product offering whereby strong growth in foreign exchange, energy and metals markets has more than offset somewhat slower markets in interest rate products during the summer months. The business is now comparable to a major derivatives exchange, representing a substantial pool of liquidity and attracting new clients and producers whilst simultaneously providing large economies of scale and market information.

We made one small acquisition in the period when we acquired a New York based energy broker which strengthened our position as the leading player on NYMEX as well as expanding our clearing and OTC business.

We have also made good progress in the development of our cash market capabilities for institutional clients in bonds, equities, energy, metals and foreign exchange. Man's established presence as both a matched principal and agency broker leaves it well-placed to benefit from the convergence of futures and cash markets and to expand profit margins through adding spread income to its existing commission income.

Financial objectives
We have continued to deliver results in line with our long-standing key financial objectives:

− Significant growth in underlying earnings per share (as defined on page 1). The higher level of funds under management has generated an increase in net management fee income (before goodwill amortisation), which is up 34% to $265 million for the first half. This, together with a continuing strong contribution from our Brokerage business, has resulted in continued strong growth in diluted underlying earnings per share, up 27% to 79 cents.

− High levels of return on equity. The Group's post-tax return on equity on an annualised basis for the first half was 22.7%, lower than the 26.6% for the comparative period. This is due to a combination of a materially higher level of net assets in this first half, reflecting a high level of retained earnings, and to a decrease in net performance fee income compared to the comparative period.

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes.

Profit and loss account

In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's profit and loss account into its components.

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Other operating income mainly comprises gains on "seeding" investments in some of our funds and structuring and arrangement fees in relation to loans to funds. Total operating income has increased by 20% over the first half of last year, reflecting the strong growth in management fees derived from higher levels of funds under management, net of a decrease in performance fees earned. Operating expenses have increased by 26% from $149 million in the comparative period. This is largely due to investment in people, systems and infrastructure to provide scale to Asset Management to support the strong growth of the business. The net interest expense arises on borrowings to finance recent acquisitions and working capital requirements, offset by the small margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition ($24 million) and also to the acquisitions of BlueCrest, Glenwood and OM Strategic Investments (renamed as Man Investments Australia). The RMF, BlueCrest and Glenwood goodwill is being amortised over 15 years and the OM Strategic Investments goodwill over eight years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as intermediary and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting

practice. Total operating income has increased by 3% reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets. Operating expenses have remained broadly the same as the $181 million in the first half of last year, reflecting Man Financial's ability to grow its businesses without having significantly to expand its support and administrative functions. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation relates to the GNI acquisition ($3 million). The GNI goodwill is being amortised over 10 years.

The tax charge for the period amounted to $71 million. The effective tax rate on total operations was 22.5%, compared to 22.0% last year, reflecting the estimated rate for the full year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the first half. Full details of earnings per share are given in note 9 to the Interim Financial Statements.

Other financial items

There has been a prior year adjustment as a result of the Group adopting UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. In accordance with UITF 38, own shares held in ESOP trusts have been reclassified from fixed asset investments to a deduction from shareholders' funds. Also gains on the sale of own shares are no longer recognised in the profit and loss account. In accordance with UITF 17 (revised), the basis for calculating the profit and loss account charge in relation to employee share schemes has changed. The effect of these changes is detailed in note 17.

Cash inflow from net operating profits was $372 million after adding back depreciation and amortisation of $74 million. After other cash flows, the Group's net cash outflow was $728 million. The increase in working capital was $945 million, the principal component of which was an increase of $530 million in the level of loans to funds, which fluctuate according to the level of sales and product performance. As at 30 September, loans to funds were $884 million (31 March 2004: $354 million) principally reflecting the high level of private client sales. Loans to funds were also higher due to the short term impact of

6 months to 30 September 2004	Asset Management $m	Brokerage $m	Sugar Australia $m	Group Total $m
Fees and commissions receivable	568	533	–	1,101
Fees and commissions payable	(114)	(346)	–	(460)
Net trading interest income	6	44	–	50
Other operating income	13	–	–	13
Total operating income	**473**	**231**	**–**	**704**
Operating expenses	(187)	(182)	–	(369)
Operating profit	**286**	**49**	**–**	**335**
Associates and JVs	9	–	2	11
Net interest income/(expense)	(1)	17	–	16
Profit before tax and goodwill amortisation	**294**	**66**	**2**	**362**
Goodwill amortisation	(38)	(6)	–	(44)
Profit before tax on total operations	**256**	**60**	**2**	**318**
Taxation				(71)
Minority interests				–
Profit for the period				**247**

negative performance of some products, where the Group provides cash margin calls on their behalf on a temporary basis. Before the increase in loans to funds, cash outflow was $198 million. Other working capital requirements increased by $415 million in the period. This included the Brokerage business holding a higher proportion of its liquid assets as short term investments (rather than cash) to take advantage of yield opportunities; the short term effect of forward foreign exchange profits within fund entities (where the Brokerage business transfers cash into customer segregation on a temporary basis until the profit is realised); and an increase in the level of sales commissions in Asset Management as a consequence of the high level of sales in the first half. In addition, the Company paid a dividend of $104 million and invested $28 million in net fixed asset expenditure. Taxation paid in the period was $75 million, $28 million was received from disposals and other items generated a cash inflow of $24 million.

At 30 September 2004, shareholders' equity was up 5% since the year-end at $2,155 million. Retained profit added $174 million, although this was offset by the prior year adjustment relating to own shares held by the ESOP trusts (as discussed above) and by the consideration paid for the repurchase and cancellation of own shares. Net debt was $191 million, resulting in gearing of 9%.

The Group has $3.9 billion of total financing facilities. This includes total banking facilities of $2.7 billion; the largest part being a $2.275 billion committed revolving credit facility, which was renewed in June 2004. This facility has a final maturity date of June 2009. In addition the Group issued $300 million of senior private placement debt in May 2004, with maturities ranging from five to ten years.

As outlined in the Annual Report, the Group will be implementing

International Financial Reporting Standards (IFRS) for the financial year ending 31 March 2006 and work to meet the IFRS requirements fully is progressing to plan. A detailed qualitative review of the impact of IFRS on the Group was given in the financial review of the last Annual Report. Having assessed the impact of new and revised IFRSs issued by the International Accounting Standards Board, and the developments in interpretation of those standards, the Group will provide an update of the qualitative review in the 2005 Annual Report, which will be issued as usual at the end of May 2005 under UK GAAP. In addition, in order to provide prior year comparatives under IFRS in a timely and helpful manner, it is planned to release summary IFRS financial information for the financial year ending 31 March 2005 (with reconciliations to the previously published UK GAAP figures) prior to the Annual General Meeting which is scheduled to take place in July 2005.

Outlook
A record $7.7 billion of product sales in the first half demonstrates the strength of Man's franchise in alternative assets. Superior product construction, a long investment track record in this market and a strong distribution capability, combine to give Man a leading position in the asset class. The attraction of alternative assets as part of a structured investment portfolio appeals to private investors and institutions alike and Man continues to attract assets from both sources.

The distribution platform continues to develop well, with regional joint ventures enhancing our global product offerings in new markets. Asset raising in the second half has begun strongly with over $800 million of private investor money raised from three products in October. This sales success, combined with recent positive investment performance, means that assets under management have increased from $39.1 billion at 30 September 2004 and are in excess of $40 billion as at the end of October.

The Brokerage business has continued to widen its product offering and develop its matched principal business, offering higher levels of client service whilst leveraging off the existing infrastructure. This has allowed Brokerage to access both revenue opportunities and margin expansion.

With Asset Management and Brokerage both well placed for further growth, the Board is confident of significant growth in underlying earnings for the year.

Stanley Fink
Chief Executive

Peter Clarke
Finance Director

4 November 2004

Interim Financial Statements

Group Profit and Loss Account

	Note		Half year to 30 September 2004		
			Before goodwill and exceptional items $m	Goodwill and exceptional items $m	Total $m
Net operating income	2,3		704	–	704
Operating expenses	4		(369)	(37)	(406)
Exceptional item – GNI integration costs	5		–	–	–
			(369)	(37)	(406)
Group operating profit – continuing operations			335	(37)	298
Share of operating profit/(loss) from joint ventures and associates	4		11	(7)	4
Total operating profit: Group and share of joint ventures and associates			346	(44)	302
Exceptional item – provision for loss on sale of business	5		–	–	–
Net interest income	6		16	–	16
Profit on ordinary activities before taxation	3		362	(44)	318
Taxation			(73)	2	(71)
Profit on ordinary activities after taxation			289	(42)	247
Equity minority interest			–	–	–
Profit for the period			289	(42)	247
Ordinary dividends	8				(73)
Retained profit for the period					174
Earnings per share on total operations	9				
Basic					81c
Diluted					74c
Earnings per share before goodwill and exceptional items	9				
Basic					95c
Diluted					86c
Underlying earnings per share	9				
Basic					87c
Diluted					79c
Dividends per share	8				24.0c

Historical cost profits and losses are not materially different from those shown above.

Group Statement of Total Recognised Gains and Losses

	Note		Half year to 30 September 2004 $m	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Profit for the period			247	205	552
Currency translation differences taken directly to reserves			(4)	(1)	(3)
Total recognised gains and losses relating to the period			243	204	549
Prior year adjustment	17		(29)	–	–
Total recognised gains			214	204	549

	Half year to 30 September 2003				restated* Year to 31 March 2004	
	Before goodwill and exceptional items $m	Goodwill and exceptional items $m	Total $m	Before goodwill and exceptional items $m	Goodwill and exceptional items $m	Total $m
	617	–	617	1,480	–	1,480
	(330)	(34)	(364)	(719)	(73)	(792)
	–	(9)	(9)	–	(9)	(9)
	(330)	(43)	(373)	(719)	(82)	(801)
	287	(43)	244	761	(82)	679
	11	(1)	10	38	(4)	34
	298	(44)	254	799	(86)	713
	–	–	–	–	(20)	(20)
	9	–	9	22	–	22
	307	(44)	263	821	(106)	715
	(60)	2	(58)	(168)	6	(162)
	247	(42)	205	653	(100)	553
	–	–	–	(1)	–	(1)
	247	(42)	205	652	(100)	552
			(54)			(152)
			151			400
			70c			186c
			64c			168c
			84c			220c
			76c			198c
			68c			154c
			62c			141c
			18.4c			50.8c

* See notes 1 and 17

Group Balance Sheet

	Note	At 30 September 2004 $m	restated* At 30 September 2003 $m	restated* At 31 March 2004 $m
Fixed assets				
Intangible assets – goodwill		**803**	851	812
Tangible assets		**68**	72	69
Investments				
Investments in joint ventures		**8**	11	14
Investments in associates		**209**	50	256
Other investments		**59**	47	46
		276	108	316
		1,147	1,031	1,197
Current assets				
Debtors	10	**3,621**	2,824	3,475
Investments	11	**2,663**	1,692	2,393
Cash at bank and in hand		**1,164**	1,079	1,702
		7,448	5,595	7,570
Creditors: amounts falling due within one year	12	**(5,069)**	(3,776)	(5,709)
Net current assets		**2,379**	1,819	1,861
Total assets less current liabilities		**3,526**	2,850	3,058
Creditors: amounts falling due after more than one year	12			
Exchangeable bonds		**(709)**	(650)	(717)
Other		**(661)**	(628)	(289)
		(1,370)	(1,278)	(1,006)
Provisions for liabilities and charges		**(1)**	(5)	(3)
Net assets		**2,155**	1,567	2,049
Capital and reserves				
Called up share capital		**56**	51	57
Share premium account		**352**	185	337
Capital reserve		**4**	4	4
Merger reserve		**722**	661	729
Profit and loss account		**1,021**	665	921
Equity shareholders' funds		**2,155**	1,566	2,048
Equity minority interests		**–**	1	1
		2,155	1,567	2,049

* See notes 1 and 17

Group Cash Flow Statement

	Note	Half year to 30 September 2004 $m	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Net cash (outflow)/inflow from operating activities	14	(575)	8	1,058
Dividends from joint ventures		–	4	4
Dividends from associates		8	1	9
Returns on investments and servicing of finance		18	12	24
Taxation paid		(75)	(56)	(105)
Capital expenditure and financial investment		(28)	(19)	(106)
Acquisitions and disposals		28	(11)	(11)
Equity dividends paid		(104)	(67)	(128)
Net cash (outflow)/inflow		(728)	(128)	745
Management of liquid resources		300	(8)	(330)
Financing		188	169	(39)
(Decrease)/increase in cash		(240)	33	376

Reconciliation of Net Cash Flow to Movement in Net Debt

	Note	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
(Decrease)/increase in cash		(240)	33	376
Cash (inflow)/outflow from movement in debt		(273)	(244)	21
Cash (inflow)/outflow from movement in liquid resources		(300)	8	330
Change in net debt resulting from cash flows		(813)	(203)	727
Debt disposed of with businesses and subsidiaries		11	–	–
Currency translation difference		9	(33)	(101)
Movement in net (debt)/cash		(793)	(236)	626
Opening net cash/(debt)		602	(24)	(24)
Closing net (debt)/cash	15	(191)	(260)	602

Reconciliation of Movements in Equity Shareholders' Funds

	Note	Half year to 30 September 2004 $m	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Profit for the period		247	205	552
Ordinary dividends		(73)	(54)	(152)
Retained earnings		174	151	400
Other recognised gains and losses relating to the period		(4)	(1)	(3)
Issue of ordinary share capital		17	–	133
Purchase and cancellation of own shares		(62)	(28)	(31)
Goodwill written back on disposal		–	–	22
UITF 17 charge for the period		22	17	37
Purchase of own shares by ESOP trusts		(59)	(62)	(69)
Disposal of own shares by ESOP trusts		19	13	83
Net increase in equity shareholders' funds		107	90	572
Opening equity shareholders' funds		2,048	1,534	1,534
Prior year adjustment	17	–	(58)	(58)
Closing equity shareholders' funds		2,155	1,566	2,048

Notes to the Interim Financial Statements

1. Basis of preparation

The unaudited financial statements for the half year to 30 September 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report for the year to 31 March 2004, with the exception as described below.

As from 1 April 2004, the Group has adopted UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less amortisation and shown as a fixed asset investment with amortisation charges being taken to the profit and loss account. Also, gains or losses on the purchase, sale, issue or cancellation of own shares should no longer be recognised in the profit and loss account or statement of total recognised gains and losses. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award spread over the performance period. The intrinsic value is the difference between the fair value of the shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award. The adoption of these two standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 17.

In accordance with the change in presentation made in the 2004 Annual Report, the presentation of the comparative figures at 30 September 2003 has been changed in the Group balance sheet. An amount of $661 million has been transferred from the share premium account to a merger reserve. The reason for this change is discussed in the Principal Accounting Policies note in the 2004 Annual Report.

As stated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004. The comparative figures have therefore been presented in US dollars, applying the exchange rates as given in note 16.

2. Net operating income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Continuing operations			
Fees and commissions receivable	1,101	955	2,185
Fees and commissions payable	(460)	(398)	(853)
Net trading interest income	50	42	99
Other operating income	13	18	49
Net operating income	704	617	1,480

3. Segmental analysis
(a) Segmental analysis of net operating income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Business segment			
Continuing operations			
Asset Management	473	393	1,023
Brokerage	231	224	457
	704	617	1,480

3. Segmental analysis continued
(b) Segmental analysis of profit on ordinary activities before taxation

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Business segment			
Continuing operations			
Asset Management – net management fee income	265	198	459
Asset Management – net performance fee income	29	55	236
Asset Management – goodwill amortisation	(38)	(30)	(67)
Asset Management total	256	223	628
Brokerage – before goodwill amortisation and exceptional items	66	52	120
Brokerage – goodwill amortisation	(6)	(5)	(10)
Brokerage – exceptional items	–	(9)	(9)
Brokerage total	60	38	101
Sugar Australia – before exceptional items	2	2	6
Sugar Australia – exceptional items	–	–	(20)
Sugar Australia total	2	2	(14)
	318	263	715

4. Goodwill amortisation
Included in operating expenses is goodwill amortisation of $37 million (30 September 2003: $34 million, 31 March 2004: $73 million). Total goodwill amortisation in the period, including the amount relating to joint ventures and associates, on a pre-tax basis is $44 million (30 September 2003: $35 million, 31 March 2004: $77 million) and on a post-tax basis is $42 million (30 September 2003: $35 million, 31 March 2004: $74 million).

5. Exceptional items
Exceptional operating expense
Exceptional operating expenses for the half year to 30 September 2004 were nil.

For the half year to 30 September 2003, and for the year to 31 March 2004, following the acquisition of GNI Holdings Limited in November 2002, further costs amounting to $9 million ($6 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs related principally to redundancy and staff retention costs of $6 million, and other termination and relocation costs of $3 million.

Non-operating exceptional items
Non-operating exceptional items for the half year to 30 September 2004 were nil.

For the year to 31 March 2004, the Group made a provision for the loss on sale of its Sugar Australia business. Agreement for the sale had been made with CSR Ltd as at 31 March 2004, but was not fully unconditional. The provision for the loss on sale amounted to $20 million ($20 million net of tax), relating almost entirely to attributable goodwill not previously charged to the profit and loss account. The remainder related to impairment of fixed assets.

For the half year to 30 September 2003, non-operating exceptional items were nil.

Notes to the Interim Financial Statements continued

6. Net interest income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Interest receivable	45	28	62
Interest payable	(29)	(19)	(40)
	16	9	22

7. Sale of Sugar Australia

Included in the Group profit and loss account as continuing operations are the results of the Group's holding in a sugar refinery business, which was sold in August 2004. These results are not disclosed as discontinued on the face of the profit and loss account as the sale does not have a material effect on the nature and focus of the Group's operations, but for information purposes the results relating to Sugar Australia are given below:

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Share of operating profit from joint ventures and associates	2	3	7
Total operating profit	2	3	7
Exceptional item			
– loss on sale of business	–	–	(20)
Net interest expense	–	(1)	(1)
Profit on ordinary activities before taxation	2	2	(14)

8. Dividends

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Ordinary shares			
Interim – 24.0 cents (2004: 11.4 pence)	73	54	56
Final – (2004: 18.6 pence)	–	–	96
	73	54	152

9. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of $247 million (30 September 2003: $205 million, 31 March 2004: $552 million) and on 303,527,851 (30 September 2003: 296,103,183, 31 March 2004: 297,174,602) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of $256 million (30 September 2003: $214 million, 31 March 2004: $570 million) and on 345,468,032 (30 September 2003: 337,293,353, 31 March 2004: 338,776,081) ordinary shares, calculated as follows:

	30 September 2004 Number (millions)	30 September 2003 Number (millions)	31 March 2004 Number (millions)
Basic weighted average number of shares	303.5	296.1	297.2
Dilutive potential ordinary shares			
Share awards under incentive schemes	10.2	9.8	9.9
Employee share options	0.6	0.2	0.5
Exchangeable bonds	31.2	31.2	31.2
	345.5	337.3	338.8

The following tables reconcile the earnings per share on total operations with the earnings per share before goodwill and exceptional items and underlying earnings per share:

	Half year to 30 September 2004			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations[+]	247	256	81	74
Exceptional items	–	–	–	–
Goodwill amortisation	42	42	14	12
Earnings per share – before goodwill and exceptional items	289	298	95	86
Performance related income	(25)	(25)	(8)	(7)
Sugar Australia	(1)	(1)	–	–
Underlying earnings per share	263	272	87	79

	Half year to 30 September 2003			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations[+]	205	214	70	64
Exceptional items	7	7	2	2
Goodwill amortisation	35	35	12	10
Earnings per share – before goodwill and exceptional items	247	256	84	76
Performance related income	(44)	(44)	(15)	(13)
Sugar Australia	(1)	(1)	(1)	(1)
Underlying earnings per share	202	211	68	62

[+] The difference between basic and diluted post-tax earnings on total operations is the adding back of interest expense in the period relating to the exchangeable bonds.

Notes to the Interim Financial Statements continued

9. Earnings per share continued

	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
		Year to 31 March 2004 (restated)		
Earnings per share on total operations+	552	570	186	168
Exceptional items	26	26	9	9
Goodwill amortisation	74	74	25	21
Earnings per share – before goodwill and exceptional items	652	670	220	198
Performance related income	(188)	(188)	(64)	(56)
Sugar Australia	(5)	(5)	(2)	(1)
Underlying earnings per share	459	477	154	141

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the interest expense in the period relating to the exchangeable bonds.

10. Debtors

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	1,308	772	1,627
Securities transactions in the course of settlement	103	120	149
Futures transactions	331	368	506
Other trade debtors	431	451	311
Loans to funds	884	515	354
Other categories of debtors	564	598	528
	3,621	2,824	3,475

Included within other categories of debtors are unamortised sales commissions of $294 million (30 September 2003: $217 million, 31 March 2004: $272 million).

Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions was $794 million (30 September 2003: $193 million, 31 March 2004: $1,358 million). Substantially all of these transactions have now settled.

11. Current asset investments

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Listed investments	1,251	1,182	1,708
Unlisted investments	1,412	510	685
	2,663	1,692	2,393

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments mainly relate to certificates of deposit and US treasury bills in Brokerage and also to investments in fund managers in relation to Man Global Strategies.

12. Creditors

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Amounts falling due within one year			
Bank loans and overdrafts	**29**	99	143
Private placement notes	**–**	15	–
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**2,497**	903	2,347
Securities transactions in the course of settlement	**164**	255	189
Futures transactions	**1,144**	1,038	1,212
Short stock positions held for hedging	**461**	736	940
Other trade creditors	**178**	135	185
Other categories of creditors	**596**	595	693
	5,069	3,776	5,709

Other categories of creditors includes $9 million relating to commodity financing transactions (30 September 2003: $57 million, 31 March 2004: $35 million).

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Amounts falling due after more than one year			
Loans			
Bank loans	**158**	575	80
Private placement notes	**459**	–	160
Exchangeable bonds	**709**	650	717
Other creditors	**44**	53	49
	1,370	1,278	1,006

13. Segregated funds

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling $7,197 million (30 September 2003: $5,754 million, 31 March 2004: $7,081 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

Notes to the Interim Financial Statements continued

14. Cash flow from operating activities

	Note	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Operating profit		298	244	679
Depreciation of tangible fixed assets		15	15	27
Amortisation of goodwill		37	34	73
Amortisation of fixed asset investments		–	1	3
Loss on sale of tangible fixed assets		–	–	3
Profit on sale of fixed asset investments		(2)	–	(1)
UITF 17 charge for the period	17	22	17	37
Increase in debtors		(153)	(57)	(694)
Increase in short-term investments		(273)	(589)	(1,288)
(Decrease)/increase in creditors		(519)	355	2,234
Costs in relation to exceptional items		–	(12)	(15)
Net cash (outflow)/inflow from operating activities		**(575)**	8	1058

15. Analysis of net debt

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Cash at bank and in hand	1,164	1,079	1,702
Overdrafts	(4)	(83)	(2)
Loans due within one year			
Bank loans	(25)	(16)	(141)
Private placement notes	–	(15)	–
Loans due after one year			
Bank loans	(158)	(575)	(80)
Private placement notes	(459)	–	(160)
Exchangeable bonds	(709)	(650)	(717)
Closing net (debt)/cash	**(191)**	**(260)**	**602**

16. Exchange rates
The following US dollar : sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2004	30 September 2003	31 March 2004
Average exchange rate	1.8136	1.6151	1.6938
Period end exchange rate	1.8103	1.6663	1.8380

17. Prior year adjustments
In accordance with UITF 38
The reclassification of own shares from fixed asset investments to equity has reduced net assets and equity shareholders' funds by $60 million as at 30 September 2004, $93 million as at 30 September 2003, $64 million as at 31 March 2004 and $58 million as at 1 April 2003.

The profit on selling own shares is no longer recognised in the profit and loss account or statement of total recognised gains and losses. This reduces profits from exceptional items, and therefore profit before tax, profit after tax and the total recognised gains by $23 million for the year to 31 March 2004. This change had no effect on the profit and loss account for the six months to 30 September 2003.

In accordance with UITF 17
The reversal of the amortisation charge based on the cost of shares purchased and the inclusion of a charge based on the intrinsic value of the shares at the date of grant had no material effect on the profit and loss account for the current period or for the six months to 30 September 2003 or for the year to 31 March 2004. The effect on years prior to the comparative period is to decrease retained profits by $6 million.

Statement of total recognised gains and losses
The prior year adjustment figure of a loss of $29 million in the statement of total recognised gains and losses comprises the reversal of the exceptional profit on sale of own shares of $23 million and the increase in share scheme charges, relating to earlier years, of $6 million.

Earnings per share
The reversal of the exceptional profit on sale of own shares of $23 million in the year to 31 March 2004 has had the effect of reducing basic earnings per share on total operations from 193 cents to 186 cents and the diluted earnings per share from 175 cents to 168 cents. There is no change to earnings per share before goodwill amortisation and exceptional items or to underlying earnings per share.

Cash flow statement
The transfer of net purchases/(disposals) of own shares from the capital expenditure and financial investment line to the financing line was $47 million for the six months to 30 September 2003 and $(13) million for the 12 months to 31 March 2004. In the cash flow from operating activities note (note 14), "UITF 17 charge for the period" has been added. This combines the amortisation of fixed asset investments in prior periods, relating to own shares, and the amortisation of share award costs of shares to be issued.

Reconciliation of movements in equity shareholders' funds
The prior year adjustment to the opening equity shareholders' funds in the comparative periods of $58 million relates to the reclassification of own shares from fixed asset investments to equity shareholders' funds as at 1 April 2003.

Independent Review Report to Man Group plc

Introduction

We have been instructed by Man Group plc to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
4 November 2004

Shareholder and Company Information

Results announced
Interim	November
Final	May
Annual Report Issued	June
Annual General Meeting	July

Dividends
Interim paid	December
Final paid	July

For historic dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP mandate. Alternatively, copies may be downloaded from the Man Group website in the "Dividends" section of "Shareholder Services". Any instructions regarding participation or otherwise in the DRIP received after the Final Election Date set for a particular dividend will be applied to the next following dividend.

Dates for the 2005 Interim Dividend
Ex Dividend date	10 November 2004
Record date	12 November 2004
DRIP final election date 3.00 pm on	25 November 2004
Dividend paid/CREST accounts credited	16 December 2004
Share Certificates received/CREST accounts credited with DRIP purchases	4 January 2005

Payment of dividends to mandated accounts
Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Private shareholders living overseas may be able to mandate their dividends directly into a "local" bank account, in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the Shareholder Enquiries facility of Lloyds TSB Registrars.

Shareholder enquiries
All administrative queries concerning shareholdings should be directed to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref. 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Single company ISA
Man Group plc recently launched its own single company ISA managed by Lloyds TSB Registrars. If you require more information about the ISA, please contact the Man Group ISA Helpline on 0870 242 4244.

Share dealing service
Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Lloyds TSB Registrars, to be made available to UK shareholders. For telephone dealing call 0870 850 0852 between 8.30 am and 4.30 pm Monday to Friday and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com

Auditors
PricewaterhouseCoopers LLP, Southwark Towers, 32 London Bridge Street, London SE1 9SY.

Man Group plc

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Man Group plc